Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

August 6, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Heather Percival

Re:	Restoration Robotics, Inc. Registration Statement on Form S-1
(Registration No. 333-226598)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-226598) (the “Registration Statement”) of Restoration Robotics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on August 8, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

RESTORATION ROBOTICS, INC.

By:	/s/ Ryan Rhodes
Ryan Rhodes
President and Chief Executive Officer

CC:	Mark Hair, Restoration Robotics, Inc.
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
Michael D. Maline, Goodwin Procter LLP